Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-6(b) under the

Securities Exchange Act of 1934, as amended

Filer: Baker Hughes Incorporated

Subject Company: Baker Hughes Incorporated

Commission File No.: 001-09397

The following presentation was given by Baker Hughes Incorporated to certain of its customers:

Privileged and Confidential Baker Hughes – Company Confidential Information For Integration Planning Use Only. Not to be copied distributed or reproduced without prior approval © 2016 2017 BAKER HUGHES INCORPORATED. ALL RIGHTS RESERVED. TERMS AND CONDITIONS OF USE: BY ACCEPTING THIS DOCUMENT, THE RECI PIENT AGREES THAT THE DOCUMENT TOGETHER WITH ALL INFORMATION INCLUDED THEREIN IS THE CONFIDENTIAL AND PROPRIETARY PROPERTY OF BAKER HUGHES INCORPORATED AND INCLUDES VALUABLE TRA DE SECRETS AND/OR PROPRIETARY INFORMATION OF BAKER HUGHES (COLLECTIVELY "INFORMATION"). BAKER HUGHES RETAINS ALL RIGHTS UNDER COPYRIGHT LAWS AND TRADE SECRET LAWS OF THE UN ITED STATES OF AMERICA AND OTHER COUNTRIES. THE RECIPIENT FURTHER AGREES THAT THE DOCUMENT MAY NOT BE DISTRIBUTED, TRANSMITTED, COPIED OR REPRODUCED IN WHOLE OR IN PART BY A NY MEANS, ELECTRONIC, MECHANICAL, OR OTHERWISE, WITHOUT THE EXPRESS PRIOR WRITTEN CONSENT OF BAKER HUGHES, AND MAY NOT BE USED DIRECTLY OR INDIRECTLY IN ANY WAY DETRIMENTAL TO BAKER HU GHES’ INTEREST. June 2017 Privileged and Confidential Baker Hughes – Company Confidential Information © 2016 2017 BAKER HUGHES INCORPORATED. ALL RIGHTS RESERVED. TERMS AND CONDITIONS OF USE: BY ACCEPTING THIS DOCUMENT, THE RECI PIENT AGREES THAT THE DOCUMENT TOGETHER WITH ALL INFORMATION INCLUDED THEREIN IS THE CONFIDENTIAL AND PROPRIETARY PROPERTY OF BAKER HUGHES INCORPORATED AND INCLUDES VALUABLE TRA DE SECRETS AND/OR PROPRIETARY INFORMATION OF BAKER HUGHES (COLLECTIVELY "INFORMATION"). BAKER HUGHES RETAINS ALL RIGHTS UNDER COPYRIGHT LAWS AND TRADE SECRET LAWS OF THE UN ITED STATES OF AMERICA AND OTHER COUNTRIES. THE RECIPIENT FURTHER AGREES THAT THE DOCUMENT MAY NOT BE DISTRIBUTED, TRANSMITTED, COPIED OR REPRODUCED IN WHOLE OR IN PART BY A NY MEANS, ELECTRONIC, MECHANICAL, OR OTHERWISE, WITHOUT THE EXPRESS PRIOR WRITTEN CONSENT OF BAKER HUGHES, AND MAY NOT BE USED DIRECTLY OR INDIRECTLY IN ANY WAY DETRIMENTAL TO BAKER HU GHES’ INTEREST. Baker Hughes, A GE Company Status Update

Confidential. For integration planning purposes only Legal Additional Information and Where to Find It In connection with the proposed transaction between GE and Baker Hughes, on May 9, 2017, the new NYSE listed corporation (Bea r Newco , Inc. or “ Newco ”) filed with the SEC an amendment to the registration statement on Form S - 4 originally filed on March 29, 2017, containing a preliminary comb ined proxy statement/prospectus of Newco and Baker Hughes (the “Preliminary Combined Proxy Statement/Prospectus”). The registration statement has not yet become effec ti ve. After the registration statement is declared effective by the SEC, Newco will file with the SEC a definitive combined proxy statement/prospectus (the “Combined Proxy Statement/Prospectus”) and Baker Hughes will mail the Combined Proxy Statement/Prospectus to its stockholders and file other doc uments regarding the proposed transaction with the SEC. This communication is not a substitute for any proxy statement, registration statement, proxy state men t/prospectus or other documents Baker Hughes and/or Newco may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY A ND IN THEIR ENTIRETY THE PRELIMINARY COMBINED PROXY STATEMENT/PROSPECTUS, ANY AMENDMENTS OR SUPPLEMENTS TO THE PRELIMINARY COMBINED PR OXY STATEMENT/PROSPECTUS, THE COMBINED PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND OTHER DOCUMENTS FILED BY BAKER HU GHE S OR NEWCO WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. Investo rs and security holders are able to obtain free copies of the Preliminary Combined Proxy Statement/Prospectus and other documents filed with the SEC by Baker Hughes and/or Newco through the website maintained by the SEC at www.sec.gov . Investors and security holders will also be able to obtain free copies of the documents filed by Newco and/or Baker Hughes with the SEC on Baker Hughes’ website at http://www.bakerhughes.com or by contacting Baker Hughes Investor Relations at alondra.oteyza@bakerhughes.com or by calling +1 - 713 - 439 - 8822 . No Offer or Solicitation This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or a ppr oval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any ju risdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Secur iti es Act of 1933, as amended, and otherwise in accordance with applicable law. Participants in the Solicitation GE, Baker Hughes, Newco , their respective directors, executive officers and other members of its management and employees may be deemed to be partic ipa nts in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the ru les of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indire ct interests, by security holdings or otherwise, will be set forth in the Combined Proxy Statement/Prospectus and other relevant materials when it is filed with the SEC. Informati on regarding the directors and executive officers of GE is contained in GE’s proxy statement for its 2017 annual meeting of stockholders, filed with the SEC on March 8, 2017, its Annual Report on Form 10 - K for the year ended December 31, 2016, which was filed with the SEC on February 24, 2017, its Quarterly Report on Form 10 - Q for the quart er ended March 31, 2017, which was filed with the SEC on May 5, 2017 and certain of its Current Reports filed on Form 8 - K. Information regarding the directors and executive officers of Baker Hughes is contained in Baker Hughes’ proxy statement for its 2017 annual meeting of stockholders, filed with the SEC on March 9, 2017, its Annual Report on Form 10 - K for the year ended December 31, 2016, which was filed with the SEC on February 8, 2017, its Quarterly Report on Form 10 - Q for the quarter end ed March 31, 2017, which was filed with the SEC on April 28, 2017 and certain of its Current Reports filed on Form 8 - K. These documents can be obtained free of cha rge from the sources indicated above. 2

Legal

Caution Concerning Forward-Looking Statements

This communication contains "forward-looking" statements as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between GE and Baker Hughes. All statements, other than historical facts, including statements regarding the expected timing and structure of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction such as improved operations, enhanced revenues and cash flow, synergies, growth potential, market profile, customers' business plans and financial strength; the competitive ability and position of the combined company following completion of the proposed transaction, including the projected impact on GE's earnings per share; oil and natural gas market conditions; costs and availability of resources; legal, economic and regulatory conditions; and any assumptions underlying any of the foregoing, are forward-looking statements. Forward-looking statements concern future circumstances and results and other statements that are not historical facts and are sometimes identified by the words "may," "will," "should," "potential," "intend," "expect," "endeavor," "seek," "anticipate," "estimate," "overestimate," "underestimate," "believe," "could," "project," "predict," "continue," "target" or other similar words or expressions. Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of Baker Hughes may not be obtained; (2) the risk that the proposed transaction may not be completed in the time frame expected by GE or Baker Hughes, or at all; (3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of GE, Baker Hughes and Newco; (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in achieving revenue and cost synergies of the combined company; (8) inability to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) the risk that stockholder litigation in connection with the proposed transaction or other settlements or investigations may affect the timing or occurrence of the contemplated merger or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions, including oil price changes; (13) actions by third parties, including government agencies; and (14) other risk factors as detailed from time to time in GE's and Baker Hughes' reports filed with the SEC, including GE's and Baker Hughes' annual report on Form 10-K, periodic quarterly reports on Form 10-Q, periodic current reports on Form 8-K and other documents filed with the SEC. The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of this communication. Neither GE nor Baker Hughes undertakes any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

BAKER HUGHES

3

A Compelling, Transformational Combination

▪	The best partner to Oil & Gas customers … offering solutions based on complementary equipment & services technology across the full spectrum of the oil and gas value chain

•	The new Baker Hughes truly will be able to serve customers across the full spectrum of upstream, midstream, and downstream.

•	Its capabilities will span from resource extraction to transportation and end use.

•	That is obviously much broader than our remit today and there is no company in our space today that can approach customers with such an end-to-end value proposition.

•	This will allow us to use conversations with customers about one type of product or service into revenue opportunities for a much broader range of products and services.

•	That in and of itself is a big part of the growth potential.

▪	More innovative solutions to market faster and more cost effectively … Baker Hughes’ leading products and services with GE Oil & Gas highly differentiated manufacturing capabilities

▪	Best-in class physical + digital technology … combine Baker Hughes domain expertise, technology and culture of innovation with GE Store and GE industry-leading digital platform (Predix)

•	Let me drill down into digital and why this is really one of the unique elements of the value creation potential of his combination.

•	GE has been investing in digital capabilities and its Predix application.

•	This is sort of like Windows for industrial operations. It is a way of monitoring performance and mining data that can be analyzed and fed back into operations for improved performance.

•	It is used for asset performance, reliability and performance management as well as process optimization for all aspects of our business.

•	We build intelligent tools that produce data on performance and efficiency. With Predix we will be able to use that data in an entirely new way.

▪	Value creation for customers and shareholders … positioned to weather short-term volatility and participate in industry upcycle

So, what does mean for customers?

It means we can use the conversations we have with them to go beyond products and services in a segment or among product lines and turn them into conversations about productivity solutions.

We are creating a leader in oil and gas productivity. Baker Hughes brings the most advanced service technology capability and GE brings leadership in oil and gas equipment technology, leadership in applying digital capabilities to industrial applications and leadership in technology development through the GE Store.

The combined company will have expertise in imaging, sensors, electrical science, software and analytics, material science, advanced manufacturing and computational fluid dynamics, powered by the Predix digital platform to use data to improve performance and efficiency.

We have the capability to greatly increase uptime, efficiency and operational flexibility for upstream customers by making the most of historical data and data we mine from exploration, drilling, completion and production operations of Baker Hughes today.

This integrated approach takes advantage of the universe of data available will ultimately lower overall project costs for our customers.

▪	Common DNA … From a cultural standpoint, we are much more alike than different.

Confidential. For integration planning purposes only Creating the Industry Productivity Leader

Confidential. For integration planning purposes only GE Oil & Gas Transaction • Transaction remains on track to close in mid - 2017 • Combination will have the ability to unite physical and digital worlds to deliver efficiency and productivity gains • Received clearance from the European Commission on May 31, 2017 • Reached agreement with U.S. Department of Justice to close transaction on June 12, 2017

Organization Structure & Leadership

Product Companies:

-	Most Legacy BHI product lines will fall under Oilfield Services; PPS will fall under Digital Services

Regions:

-	Mostly align with GE Oil & Gas legacy region structure with some slight modifications

Confidential. For integration planning purposes only Organization Structure Details 7 • 4 Product Companies  Baker Hughes Legacy Product Lines will primarily fall under Oilfield Services Product Company  Product Companies responsible for Driving Business Strategy, new product introductions and product & service excellence • 7 Regions under Global Operations  Global Operations in the Region will be the main customer interface, drive revenue growth through regional product companies and drive execution • Functions continue to enable the organization to grow and thrive

Dark Green Digital Box: GE Digital will provide commercial services in the Digital Solutions product company while also providing some digital solutions to internal functions

Confidential. For integration planning purposes only Organization Structure 8

Confidential. For integration planning purposes only Executive Leadership Team 9 Lorenzo Simonelli President & CEO Belgacem Chariag Chief Global Operations Officer Brian Worrell Chief Financial Officer Will Marsh Chief Legal Officer Maria Claudia Borras President & CEO Oilfield Services Derek Mathieson Chief Marketing & Technology Officer Harry Elsinga Chief Human Resources Officer Neil Saunders President & CEO Oilfield Equipment Jody Markopoulos Chief Engineering & Supply Chain Officer Nicola Jannis Chief Business Development Officer Rod Christie President & CEO Turbomachinery & Process Solutions Jennifer Hartsock Chief Information Officer Jack Hinton Chief Health, Safety & Environment Officer Matthias Heilmann President & CEO Digital Solutions Uwem Ukpong Chief Integration Officer